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                              January 7, 2021

       Heath Freeman
       Chief Executive Officer
       Oyster Enterprises Acquisition Corp.
       300 Main Street
       Stamford, Connecticut 06901

                                                        Re: Oyster Enterprises
Acquisition Corp.
                                                            Form S-1 filed
December 30, 2020
                                                            File No. 333-251833

       Dear Mr. Freeman:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed December 30, 2020

       Our warrant agreement will designate the courts of the State of New York..., page 60

   1.                                                   We note that this
section indicates the warrant agreement will provide that actions under the Securities Act must
be brought in courts of the State of New York or the United States
                                                        District Court for the
Southern District of New York. However, the Warrant Agreement
                                                        (Exhibit 4.4, Section
9.3) is silent with regard to the Securities Act. Please reconcile the disclosure with the
exhibit. We may have additional comments.
       Provisions in our amended and restated certificate of incorporation and Delaware law may have the effect..., page 64

   2.                                                   We note that this
section is still inconsistent with your disclosure on page 144 under
                                                        "Exclusive Forum for
Certain Lawsuits". This section does not discuss claims under the
                                                        Exchange Act while the
section on page 144 states that the provision does not apply to claims under the
Exchange Act. Please revise and also insure that the relevant Exhibit provision is consistent
when filed.
 Heath Freeman
Oyster Enterprises Acquisition Corp.
January 7, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameHeath Freeman                            Sincerely,
Comapany NameOyster Enterprises Acquisition Corp.
                                                           Division of
Corporation Finance
January 7, 2021 Page 2                                     Office of Real
Estate & Construction
FirstName LastName